January 6, 2023

Via Edgar Transmission

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 16, 2022 CIK No. 0001948697

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 12, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 16, 2022

Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

1.

We note your amended disclosure in response to comment 5. Please file the written communication that you are relying on with respect to the renewal of the Distribution Agreement or tell us why you are not required to do so.

Response: We respectfully advise the Staff that we have filed the written communication from Shanghai Gaussian Automation Technology Development Co Ltd to Gaussian Robotics Pte Ltd as exhibit 10.2.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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